# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: OTG Acquisition Corp. I, CIK 0002077010
CUSIP: G6791A126
Title of class of securities: Units, each consisting of one Class A ordinary share, $0.0001 par value per share, and one-half of one redeemable warrant
Address of issuer's principal executive offices: 12003 Cielo Court, Palm Beach Gardens, Florida (FL), 33418
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001080171

## Reporting persons
- Aristeia Capital, L.L.C.: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 1,225,000; shared voting power 0; sole dispositive power 1,225,000; shared dispositive power 0; aggregate amount beneficially owned 1,225,000 (5.15% of the class)

## Item 1. Issuer
Name of issuer: OTG Acquisition Corp. I
Address of issuer's principal executive offices: 12003 Cielo Court, Palm Beach Gardens, Florida, 33418

## Item 2. Person Filing
Name of person filing: Aristeia Capital, L.L.C., a Delaware limited liability company (the "Reporting Person")
Address of principal business office or, if none, residence: The address of the principal business office of the Reporting Person is One Greenwich Plaza, Suite 300 Greenwich, CT 06830
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: The Reporting Person may be deemed to be the beneficial owner of 1,225,000 Units, each consisting of one Class A ordinary share, $0.0001 par value per share, and one-half of one redeemable warrant, which is approximately 5.15% of the outstanding. This percentage was determined by dividing 1,225,000 by 23,775,000, which is the number of shares outstanding as of September 15, 2025 as reported in the Issuer's Form 8-K filed with the SEC on September 19, 2025.
Percent of class: 5.15
Sole power to vote or to direct the vote: 1,225,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,225,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Aristeia Capital, L.L.C.: /s/ Andrew B. David, Andrew B. David / Chief Operating Officer, Aristeia Capital, L.L.C. (11/14/2025)